Exhibit 99.5
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Michael N. HAMMES
Date of last notice	16 September 2009

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	15 December 2009

No. of securities held prior to change
•  Indirect interest in ordinary shares/CUFS held in the form of 1,800 ADRs, equivalent to a holding of 9,000 fully paid ordinary shares/CUFS. The registered holder is The Bank of New York and they are held on account for the following beneficial owners:
•  800 ADRs for Michael N Hammes and Lenore L Hammes; and
•  1,000 ADRs for Michael N Hammes; and
•  19,613 ordinary shares/CUFS registered in the name of Michael N Hammes and Lenore L Hammes.

Class	Ordinary shares/CUFS

Number acquired	2,019

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16,655.80

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y	Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change
•  Indirect interest in ordinary shares/CUFS held in the form of 1,800 ADRs, equivalent to a holding of 9,000 fully paid ordinary shares/CUFS. The registered holder is The Bank of New York and they are held on account for the following beneficial owners:
•  800 ADRs for Michael N Hammes and Lenore L Hammes; and
•  1,000 ADRs for Michael N Hammes; and
•  21,632 ordinary shares/CUFS registered in the name of Michael N Hammes and Lenore L Hammes.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade pursuant to the Supervisory Board Share Plan.

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in the Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Russell L. CHENU
Date of last notice	16 September 2009

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Not applicable

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	Not applicable

No. of securities held prior to change	Not applicable

Class	Not applicable

Number acquired	Nil

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Not applicable

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y	Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	No change. Current relevant interest in securites is:
•  35,000 fully paid ordinary shares/CUFS registered in the name of the Director; and
•  442,000 options over unissued ordinary fully paid shares/CUFS, comprising:
•  93,000 options under the 2001 Equity Incentive Plan;
•  90,000 options under the Managing Board Transitional Stock Option Plan;
•  133,000 options (ROCE) under the 2006 JHINV Long Term Incentive Plan; and
•  126,000 options (TSR) under the 2006 JHINV Long Term Incentive Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Not applicable

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to be issued ordinary shares/CUFS upon satisfaction of certain conditions.

Name of registered holder (if issued securities)	Russell Chenu

Date of change	11 December 2009 (US time)

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	154,312 Relative TSR RSUs

Interest acquired	15,895 Relative TSR Restricted Stock Units. These Restricted Stock Units are subject to a TSR based hurdle measured over a performance period. They are granted pursuant to the 2006 JHINV Long Term Incentive Plan, as approved by shareholders at the 2009 Annual General Meeting.

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No cash consideration was paid for the Restricted Stock Units.

Interest after change	Current interests in contracts are: • 170,207 Relative TSR RSUs; and • 94,781 Executive Incentive Program RSUs.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Louis GRIES
Date of last notice	4 December 2009

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Not applicable

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	Not applicable

No. of securities held prior to change	Not applicable

Class	Not applicable

Number acquired	Nil

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Not applicable

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y	Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	No change. Current relevant interest in securities is:
•  259,875 fully paid ordinary shares/CUFS registered in the name of the Director; and
•  3,328,000 options over unissued ordinary fully paid shares/CUFS comprising:
•  650,000 options under the 2001 Equity Incentive Plan;
•  1,000,000 options under the Managing Board Transitional Stock Option Plan;
•  860,000 options (ROCE) under the 2006 JHINV Long Term Incentive Plan; and
•  818,000 option (TSR) under the 2006 JHINV Long Term Incentive Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Not applicable

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to be issued ordinary shares/CUFS upon satisfaction of certain conditions.

Name of registered holder (if issued securities)	Louis Gries

Date of change	11 December 09 (US time)

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	793,608 Relative TSR RSUs

Interest acquired	81,746 Relative TSR Restricted Stock Units. These Restricted Stock Units are subject to a TSR based hurdle measured over a performance period. They are granted pursuant to the 2006 JHINV Long Term Incentive Plan, as approved by shareholders at the 2009 Annual General Meeting.

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No cash consideration was paid for the Restricted Stock Units.

Interest after change	Current interests in contracts are: • 875,354 Relative TSR RSUs; • 201,324 Deferred Bonus RSUs; and • 487,446 Executive Incentive Program RSUs.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Robert Ernest COX
Date of last notice	16 September 2009

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Not applicable

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	Not applicable

No. of securities held prior to change	Not applicable

Class	Not applicable

Number acquired	Nil

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Not applicable

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y	Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	Nil

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Not applicable

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to be issued ordinary shares/CUFS upon satisfaction of certain conditions.

Name of registered holder (if issued securities)	Robert E Cox

Date of change	11 December 2009 (US time)

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	220,446 Relative TSR RSUs

Interest acquired	22,707 Relative TSR Restricted Stock Units. These Restricted Stock Units are subject to a TSR based hurdle measured over a performance period. They are granted pursuant to the 2006 JHINV Long Term Incentive Plan, as approved by shareholders at the 2009 Annual General Meeting.

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No cash consideration was paid for the Restricted Stock Units.

Interest after change	Current interests in contracts are: • 243,153 Relative TSR RSUs; and • 135,402 Executive Incentive Program RSUs.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002